SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

October 21, 2020

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on October 21, 2020.

Buenos Aires, October 21 2020

To:

CNV / BYMA / MAE

Please be advised that the Special Shareholders’ Meeting held on the date hereof adopted the following resolutions: a) separate a portion of the optional reserve fund for future profit distributions equal to $3,791,721,509 to be applied to the payment of a cash dividend to supplement the Dividend (hereinafter referred to as the ”Supplementary Dividend”) pursuant to paragraph b) below; b) calculate the Supplementary Dividend by multiplying the dividend of $ 20 per share already approved by the General and Special Shareholders’ Meeting held on April 30th 2020 (hereinafter referred to as the “Dividend”), by the coefficient obtained after dividing the most recent Consumer Price Index (“CPI”) published by Instituto Nacional de Estadísticas y Censos (INDEC) and informed by such entity to the date on which Banco Central de la República Argentina (“BCRA”) issues its authorization for the payment of the Dividend and the Supplementary Dividend, by the CPI of the month of April 2020. The difference arising between the amount obtained after the above described calculation and the Dividend shall determine the amount of the Supplementary Dividend. The aggregate amount to be distributed as Supplementary Dividend may not exceed the amount of $3,791,721,509 separated from the optional reserve fund for future profit distributions. If the amount obtained from the above described calculation is below the amount mentioned in paragraph a) above, then the amount in excess thereof shall return to the optional reserve fund for future profit distributions; and c) delegate to the Board the following acts: (i) the power to determine how and when shall the above mentioned Supplementary Dividend be available to the shareholders under the present resolutions, in proportion to their respective participating interests, once the applicable authorization from the BCRA is obtained; and (ii) determine the portion of such Supplementary Dividend that shall be subject to the 7% withholding provided for in section 97 of the Argentine Income Tax Act, as revised in 2019.

Sincerely,

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: October 21, 2020

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer